

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Kirk Brassfield
Chief Financial Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

>   **Re: Parker Drilling Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 10, 2006**
>   **Response Letter Dated January 22, 2007**
>   **File No. 001-07573**

Dear Mr. Brassfield:

      We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 – Disposition of Assets, page 53

1.   We note your response to prior comment 2, providing further details of your accounting for the impairment of rig 14 in the third quarter of 2003, and the insurance proceeds received in the first quarter of 2004. Based on that, we understand the following:

      (a)   That contrary to your disclosure stating that you determined "…the overall valuation of the U.S. Gulf of Mexico offshore group [including rig 14] was unchanged from that determined on June 30, 2003," you actually recognized the additional $5.3 million impairment charge in first quarter of 2004 because you determined that your June 30, 2003 valuation for your Gulf of Mexico asset disposal group was too high.

(b)   That contrary to your disclosure stating "The net book value of jackup rig 14 was $17.7 million at March 31, 2004," you had actually fully impaired the asset during the first quarter, upon receiving the insurance proceeds, thereby reducing the book value to zero.

Please advise whether the foregoing observations are consistent with your views.

As for your statement indicating that because you did not consider receiving insurance proceeds in excess of the book value to be probable in the third quarter of 2003, "…there was no basis to recognize an impairment or a gain at that time," although we do not object to your view on gain recognition, it does not also follow that you would avoid recognizing impairment at the time the rig was damaged. However, if you had insurance coverage that clearly covered the loss, we would ordinarily expect that an insurance receivable in the amount of the loss, less any deductible, would also be recognized at that time, provided there was no dispute about coverage for the loss. Please advise us of the particular circumstances present in the third and fourth quarter of 2003 pertaining to your estimate of loss and expectations about insurance coverage. Tell us why you believe that adjusting your financial statements to recognize the $17.7 million loss in 2003 would not be necessary to comply with paragraph 8 of SFAS 5 and paragraph 3 of FIN 14, as suggested in paragraph 3 of FIN 30.

Also tell us how you report the $17.7 million loss and related insurance recovery in your 2004 statements of operations and cash flows (specifically the reconciliation of net loss to operating cash flows), and explain why you did not find it meaningful or necessary to disclose the manner of presenting these amounts.

In addition to the foregoing, we believe that further disclosure about your accounting for the $17.7 million impairment would be appropriate; it should be clear how you have complied with paragraph 3 of FIN 30. Please submit the disclosure revisions that you propose to address these concerns.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief